

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

May 22, 2008

Gus Rahim, President
CellTeck Inc.
1200 West 73rd Avenue, Suite 1100
Vancouver, BC, Canada V6P 6G5

> **Re: CellTeck Inc.**
> **Registration Statement on Form 10**
> **Filed May 19, 2008**
> **File No. 0-53246**

Dear Mr. Rahim:

   This is to advise you that a preliminary screening of the above registration statement indicates that it fails in numerous respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. For example, based on our preliminary review, we note the financial statements should be updated as required by Rule 8-08 of Regulation S-X, that is, through the end of your last interim period March 31, 2008. Also, we see you have not included financial statements for two fiscal years as required by the form, and note that a three month period does not meet the requirements for a fiscal year, so you should include financial statements for the year ended September 30, 2006. In addition, we see the second paragraph of the audit report refers to US GAAS, rather than the reference to the standards of the Public Company Accounting Oversight Board (United States) which is required by paragraph 3 of Auditing Standard Number 1. For this reason, we do not intend to perform a detailed examination of the registration statement or issue comments, because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

You are advised that the registration statement will become effective through operation of law 60 days from the date of filing, and, if it becomes effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective if it was filed voluntarily. Please contact Jeanne Bennett at (202) 551-3606 if you have questions regarding the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 with any other questions.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant

cc: Vincent J. McGill
Eaton Van Winkle LLP
3 Park Avenue 16th Floor
New York, New York 10016
Fax (212) 779-9928